Pricing Supplement Dated June 15, 2009 Rule 424(b)(3)

(To Prospectus Supplement Dated November 24, 2008 File No. 333-135813

and Prospectus Dated July 17, 2006) Pricing Supplement No. 2009-3

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Interest Rate: Under $15,000 to $50,000 and

$15,000 $49,999 Over

Rate Yield Rate Yield Rate Yield

2.35% 2.38% 2.50% 2.53% 2.65% 2.68%

Initial Investment Incentive: $25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment plan. An additional $25 if automatic deduction from a GE employee payroll or GE pension check is authorized within the first 30 days after an investment account is opened.

Effective Dates: June 15, 2009 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.

Supplemental information

Appearing below is information, which supplements the information contained on the specified pages of the Prospectus Supplement dated November 24, 2008, and Prospectus dated July 17, 2006:

Indebtedness (Supplementing information on page S-6 of the Prospectus Supplement)

At March 31, 2009, the Company had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $482.681 billion.

Consolidated Ratio of Earnings to Fixed Charges (Supplementing information on page S-6 of the Prospectus Supplement and page 3 of the Prospectus)

Year Ended December 31,					Three Months ended March 31,
2004	2005	2006	2007	2008	2009

1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

How to Invest (Supplementing information on page S-8 of the Prospectus Supplement)

To invest in the Notes, you may apply online or by mail. If you apply by mail, enclose a check for your initial investment (or, if applicable, a GE payroll deduction form). If you apply online, you will be able to invest by transferring funds from a bank account you have successfully linked during the online application process. You may also mail in your initial investment after your online application has been approved. Cash, money orders, travelers checks, starter checks, cashiers checks, credit card checks, foreign checks and third party checks are not acceptable. Currently, the minimum initial investment is $500, or $250 if you enroll in the "Auto Invest" service. If the principal amount of your Notes falls below these minimum investment levels, we reserve the right to redeem your Notes and return the proceeds to you, or deduct a monthly maintenance fee from the principal amount of your Notes.

After your initial investment in the Notes, you may invest in additional Notes at any time, without charge, by any of the following methods:

BY QUICK INVEST. If you indicated on your application, or by subsequent written request, that you wish to participate in the "Quick Invest" service, or applied online and successfully linked a bank account to your investment, you may instruct the Servicing Agent by telephone at any time during regular business hours or online at anytime to withdraw any amount of funds (minimum $25) from your pre-designated bank account and invest the funds in additional Notes through an electronic automated clearinghouse (ACH) transfer. To set up "Quick Invest," you must have verified your ownership of the linked bank account by either providing us with a voided blank check or by completing the online bank account verification process (if you applied online). Your investment will be made and interest will begin to accrue on the same day your money is transferred. Investments made by ACH cannot be redeemed until the later of three business days after the electronic transfer is first completed or when the electronic transfer clears.

BY AUTO INVEST (automatic monthly investment from a bank account). You may withdraw a fixed amount from your pre-designated bank account on a monthly basis through an ACH transfer (minimum $25) and use the funds to invest in additional Notes. To set up "Auto Invest," you must have verified your ownership of the linked bank account by either providing us with a voided blank check or by completing the online bank account verification process (if you applied online). Your investment will be made and interest will begin to accrue on the same day your money is transferred. Investments made by ACH cannot be redeemed until the later of (1) three business days after the electronic transfer is completed or (2) when the electronic transfer clears.

Please see the Prospectus Supplement for a description of how to invest by mailed investment check, wire transfer, direct investment of your payroll, pension or social security check, or GE employee payroll deduction.

How To Redeem (Supplementing information on page S-9 of the Prospectus Supplement)

You may redeem any part of your Notes at any time as described below. Interest on redeemed investments will accrue to, but not including, the date of redemption. You may redeem all of your Notes only by use of the written redemption option described below. If you apply by mail, checks will be mailed to you automatically shortly after you make an initial investment in the Notes. If you apply online, checks will be mailed to you after you return the signature card that is provided to you when you complete the online application process.

QUICK REDEMPTION. If you indicated on your application, or by subsequent written request, that you wish to participate in the "Quick Redemption" service, or applied online and successfully linked a bank account to your investment, you may instruct the Servicing Agent, through the automated telephone line or through our Online Access website, to redeem your GE Interest Plus notes (minimum of $25, maximum of $50,000) and have the proceeds transferred to your pre-designated bank account through an electronic automated clearinghouse (ACH) transfer. To use this option, you must have verified your ownership of the linked bank account by either providing us with a voided blank check (if you applied by mail) or by completing the online bank account verification process (if you applied online). After you enter your Quick Redemption transaction into our automated phone system or Account Access website, you will be provided with the date that the redemption proceeds will be transferred. Interest will accrue on your Notes to, but not including, the business day on which the redemption proceeds are transferred.

Please see the Prospectus Supplement for a description of how to redeem by check, written redemption or wire redemption.